PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-133007 Dated September 29, 2008

Performance Securities with Contingent Protection
Linked to an International Index Basket
Strategic Alternatives to Indexing
HSBC USA Inc.$2,512,030 Securities linked to an International Index Basket due September 30, 2013
Investment Description

These Performance Securities with Contingent Protection linked to an International Index Basket are notes issued by HSBC USA Inc., which we refer to as the “securities”. The securities are designed to provide enhanced exposure to potential appreciation in the performance of a weighted basket of equity indices (weighted as described herein), which we refer to as the “basket”, consisting of the Dow Jones EURO STOXX 50® Index (“SX5E”), the Nikkei 225® Index (“NKY”), the FTSE™ 100 Index (“UKX”), the Swiss Market Index® (“SMI”), the S&P ASX 200 Index (“AS51”), and the MSCI® Emerging Markets IndexSM (“MXEF”), each of which we refer to as an “index,” and which together comprise the “indices.” The amount you receive at maturity is based on the return of the basket and on whether the basket closing level (as described herein) is below the specified trigger level on any scheduled trading day during the observation period. If the basket return is positive, at maturity you will receive an amount in cash per security that is equal to the sum of (a) the principal amount plus (b) the product of (i) the principal amount multiplied by (ii) the basket return multiplied by the participation rate of 132.40%. If the basket return is either (a) zero or (b) negative and the basket closing level is never below the trigger level on any scheduled trading day during the observation period, for each security, you will receive the principal amount. If the basket return is negative and the basket closing level is below the trigger level on any scheduled trading day during the observation period, your securities will be fully exposed to any decline in the basket, and you could lose some or all of your investment in the securities. Investors will not receive interest or dividend payments during the term of the securities. Investing in the securities involves significant risks. You may lose some or all of your principal amount. The contingent protection feature only applies if the securities are held to maturity.

Features

❑
Enhanced Growth Potential: The securities provide the opportunity to receive enhanced equity returns by multiplying the positive basket return by the participation rate. The securities are not capped by a maximum gain.

❑
Contingent Protection Against Loss: Payment at maturity of the principal amount of your securities is conditionally protected so long as the basket closing level is never below the trigger level on any scheduled trading day during the observation period. If the basket return is negative and the basket closing level is below the trigger level on any scheduled trading day during the observation period, your securities will be fully exposed to any decline in the basket on the final valuation date, and you could lose some or all of your principal amount.

❑
Diversification: Investors can diversify their existing portfolios because the securities are linked to a weighted basket of foreign indices comprised of stocks in various market sectors and listed in various foreign jurisdictions.

Key Dates

Trade Date	September 25, 2008
Settlement Date	September 30, 2008
Final Valuation Date[1]	September 24, 2013
Maturity Date[1]	September 30, 2013

1 Subject to postponement in the event of a market disruption event.

Security Offerings

The securities are linked to the performance of the basket. The securities are not subject to a predetermined maximum gain. The securities are offered at a minimum investment of $1,000.

See “Additional Information about HSBC USA Inc. and the Securities” on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See “Key Risks” on page 7 of this pricing supplement and the more detailed “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the basket.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 26 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	100%	3.50%	96.50%
Total	$2,512,030.00	$87,921.05	$2,424,108.95

CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Performance Securities with Contingent Protection Linked to an International Index Basket due September 30, 2013	$2,512,030.00	$98.72
(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended
UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to one offering of securities linked to the basket identified on the cover page. The basket described in this pricing supplement is a reference asset as defined in the prospectus supplement, and these securities being offered are notes for purposes of the prospectus supplement. We reserve the right to withdraw, cancel, or modify any offering and to reject orders in whole or in part. The purchaser of a security will acquire an investment instrument linked to the basket. Although the security offering relates to the basket identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 7 of this pricing supplement and in “Risk Factors” beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Prospectus supplement dated October 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm

♦	Prospectus addendum dated December 12, 2007:
www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm

♦	Prospectus dated April 5, 2006:
www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated October 12, 2007, references to the “prospectus addendum” mean the prospectus addendum dated December 12, 2007 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability
The securities may be suitable for you if:
♦    You believe the basket will appreciate over the term of the securities.
♦    You seek an investment with an enhanced return linked to the performance of the basket.
♦    You are willing to hold the securities to maturity.
♦    You are willing to expose your principal to the full downside performance of the basket if the basket closing level falls below the trigger level on any scheduled trading day during the observation period.
♦    You are willing to forgo dividends paid on the stocks included in the indices in exchange for (i) enhanced returns if the basket appreciates and (ii) contingent protection if the basket depreciates but never falls below the trigger level.
♦    You do not seek current income from this investment.
♦    You do not seek an investment for which there is an active secondary market.
♦    You seek an investment whose return is linked to indices that represent companies in a variety of market sectors and foreign jurisdictions, including emerging markets.
♦    You are willing to invest in the securities based on the participation rate.

The securities may not be suitable for you if:
♦    You do not believe the basket will appreciate over the term of the securities.
♦    You do not seek an investment with exposure to the basket.
♦    You are not willing to make an investment that is conditionally exposed to the full downside performance risk of the weighted basket.
♦    You are unable or unwilling to hold the securities to maturity.
♦    You seek an investment that is 100% principal protected.
♦    You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
♦    You prefer to receive dividends paid on the stocks included in the indices.
♦    You seek current income from this investment.
♦    You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-)[1]
Principal Amount	$10 per security
Term	5 years
Basket
The securities are linked to a weighted basket consisting of the Dow Jones EURO STOXX 50SM Index (“SX5E”), the Nikkei 225® Index (“NKY”), the FTSE™ 100 Index (“UKX”), the Swiss Market Index® (“SMI”), the S&P ASX 200 Index (“AS51”), and the MSCI® Emerging Markets IndexSM (“MXEF”), each of which we refer to as an “index”, or collectively, as the “indices.”

Basket Weightings	With respect to the: SX5E, 35.00%; NKY, 25.00%; UKX, 20.00%; SMI, 7.50%; AS51, 7.50%; MXEF, 5.00%.
Participation Rate	132.40%
Payment at Maturity (per $10 security)
You will receive a cash payment at maturity linked to the performance of the basket during the term of the securities.

If the basket return is positive, you will receive the sum of (a) your principal amount plus (b) the product of (i) your principal amount multiplied by (ii) the Basket Return multiplied by the participation rate:
$10 + [$10 x (basket return
          x participation rate)]

If the basket return is zero, you will receive your principal amount of:
$10

If the basket return is negative and the basket closing level is never below the trigger level on any scheduled trading day during the observation period, you will receive your principal amount of:
$10

If the basket return is negative and the basket closing level is below the trigger level on any scheduled trading day during the observation period, you will receive the sum of (a) your principal amount plus (b) the product of (i) your principal amount multiplied by (ii) the basket return:
$10 + [$10 x (basket return)]

In this case, the contingent protection is lost and you will lose some or all of your principal amount.

Basket Return	basket ending level - basket starting level basket starting level
Basket Starting Level	Set equal to 100 on the trade date.
Basket Closing Level
The basket level on any scheduled trading day during the observation period.

On any scheduled trading day, the basket level will be calculated as follows:

100 x [1 + (SX5E return x 35.00%) + (NKY return x 25.00%) + (UKX return x 20.00%) + (SMI return x 7.50%) + (AS51 return x 7.50%) + (MXEF return x 5.00%), where the return for each index is the index performance of the respective index on that scheduled trading day.

Basket Ending Level	The basket closing level on the final valuation date.
Index Performance
With respect to each index, the percentage change from the respective index starting level to the respective index closing level, calculated as follows:

Index Closing Level - Index Starting Level
Index Starting Level

Index Starting Level
With respect to the:
SX5E, 3,207.11;
NKY, 12,006.53;
UKX, 5,197.02;
SMI, 6,945.49;
AS51, 4,927.40;
MXEF, 838.29, each of which represents the official closing level of the applicable index on the trade date as determined by the calculation agent.

Index Closing Level
With respect to an index, the official closing level for such index on any scheduled trading day during the observation period as determined by the calculation agent.

For the purposes of calculating the basket ending level on the final valuation date, the index closing level of each index on the final valuation date (each of which we refer to as the “index ending level,” or, collectively, as “the index ending levels”) will be used to determine the index performance of the respective index.

Trigger Level	50, representing 50% of the basket starting level.
Observation Period	The period from, but excluding, the trade date to, and including, the final valuation date.
CUSIP / ISIN	4042EP834 / US4042EP8341
____________________
1 HSBC USA Inc. is rated Aa3 by Moody’s and AA- by Standard & Poor’s. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the trading level of each index, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

Determining Payment at Maturity

You will receive an amount equal to the sum of (a) your principal amount plus (b) the product of (i) your principal amount multiplied by (ii) the basket return. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10 + [$10 x (basket return)]

Your securities are not fully principal protected. If the basket return is negative and the basket closing level is below the trigger level on any scheduled trading day during the observation period, the contingent protection is lost and your principal amount will be fully exposed to any decline in the basket.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the securities. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not discuss the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5 percent of any entity included in an index in the basket.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities. Under one reasonable approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the indices in the basket are treated as “real estate investment trusts” (“REITs”), partnerships or trusts, or “passive foreign investment companies” (“PFICs”) for U.S. federal income tax purposes, or otherwise as a “pass-thru entity” for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), it is possible that the security will be subject to the “constructive ownership” rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. For example, the securities could be treated as debt instruments that are “contingent payment debt instruments” for federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Contingent Payment Debt Instruments” in prospectus supplement.

Recently, the Internal Revenue Service (“IRS”) and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Scenario Analysis and Examples at Maturity

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of each index relative to its respective index starting level. We cannot predict the index closing level of each index on any scheduled trading day and, thus, the basket closing level on any scheduled trading day during the observation period, including the final valuation date. You should not take these examples as an indication or assurance of the expected performance of each index and the basket. The numbers appearing in the examples below have been rounded for ease of analysis.

The following scenario analysis and examples illustrate the payment at maturity for a $10.00 security on a hypothetical offering of the securities, with the following assumptions:

Investment term:	5 years
Basket Starting Level:	100
Trigger level:	50
Hypothetical participation rate:	132.40%

Example 1— The level of the basket increases from the basket starting level of 100 to a basket ending level of 110. The basket return is positive, and expressed as a formula:

basket return = (110-100)/100 = 10%
payment at maturity = $10 + ($10 x (10% x 132.40%)) = $11.32

Because the basket return is equal to 10%, the payment at maturity is equal to $11.32 per $10.00 principal amount of securities, and the return on the securities is 13.24%.

Example 2— The basket ending level is equal to the basket starting level. The basket return is zero and the payment at maturity per security is equal to the original $10.00 principal amount per security:

basket return = 0%
payment at maturity = $10.00

Example 3— The level of the basket decreases from the basket starting level to an basket ending level of 95. In addition, the basket closing level is never below the trigger level on any scheduled trading day during the observation period. The basket return is negative, but there is contingent principal protection:

basket return = (95-100)/100 = -5%
payment at maturity = $10.00

Because the basket closing level is never below the trigger level on any scheduled trading day during the observation period, the investor has contingent principal protection. Therefore the payment at maturity is equal to $10.00 per $10.00 principal amount of securities.

Example 4— The level of the basket decreases from the basket starting level to a basket ending level of 90. In addition, the basket closing level is below the trigger level on one or more scheduled trading days during the observation period. The basket return is negative, and there is no principal protection. Expressed as a formula:

basket return = (90-100)/100 = -10%
payment at maturity = $10 + ($10 x -10%) = $9.00

Because the basket closing level is below the trigger level on at least one scheduled trading day during the observation period, the investor loses the contingent principal protection feature of the securities and is fully exposed to any decline in the basket ending level of the basket relative to the basket starting level on the final valuation date. Therefore the return on the securities is -10%. In this case, the investor would lose some of its principal amount at maturity.

If the basket closing level is ever below the trigger level on any scheduled trading day during the observation period, investors are fully exposed to any decline of the basket and could lose some or all of their principal at maturity.

Basket		Trigger Event Does Not Occur[1]		Trigger Event Occurs[2]
Basket Level	Basket Return	Payment at Maturity	Return on Securities at Maturity	Payment at Maturity	Return on Securities at Maturity
200.00	100.00%	$23.24	132.40%	$23.24	132.40%
190.00	90.00%	$21.92	119.16%	$21.92	119.16%
180.00	80.00%	$20.59	105.92%	$20.59	105.92%
170.00	70.00%	$19.27	92.68%	$19.27	92.68%
160.00	60.00%	$17.94	79.44%	$17.94	79.44%
150.00	50.00%	$16.62	66.20%	$16.62	66.20%
140.00	40.00%	$15.30	52.96%	$15.30	52.96%
130.00	30.00%	$13.97	39.72%	$13.97	39.72%
120.00	20.00%	$12.65	26.48%	$12.65	26.48%
110.00	10.00%	$11.32	13.24%	$11.32	13.24%
100.00	0.00%	$10.00	0.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%	$9.00	-10.00%
80.00	-20.00%	$10.00	0.00%	$8.00	-20.00%
70.00	-30.00%	$10.00	0.00%	$7.00	-30.00%
60.00	-40.00%	$10.00	0.00%	$6.00	-40.00%
50.00	-50.00%	$10.00	0.00%	$5.00	-50.00%
40.00	-60.00%	N/A	N/A	$4.00	-60.00%
30.00	-70.00%	N/A	N/A	$3.00	-70.00%
20.00	-80.00%	N/A	N/A	$2.00	-80.00%
10.00	-90.00%	N/A	N/A	$1.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%
1 The basket closing level is never below the trigger level on any scheduled trading day during the observation period.
2  The basket closing level is below the trigger level on any scheduled trading day during the observation period.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the “Risk Factors” section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

♦
Contingent Principal Protection Only Applies if You Hold the Securities to Maturity - You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the basket has appreciated since the trade date.

♦
Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment - Your principal amount will be protected only if the basket closing level is never below the trigger level on any scheduled trading day during the observation period. The securities differ from ordinary debt securities in that we may not pay you 100% of your principal amount if the basket closing level is below the trigger level on any scheduled trading day during the observation period. In that event, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the basket. Accordingly, you may lose up to 100% of your principal amount.

♦
Changes in the Levels of the Indices May Offset Each Other - The securities are linked to a weighted basket composed of the indices. At a time when the level of one or more of the other indices increases on the relevant date of determination, the level of one or more of the other indices on such relevant date of determination may not increase as much or may even decline. Therefore, in calculating the basket closing level on any scheduled trading day during the observation period and the basket ending level on the final valuation date, increases in the level of one or more of the indices may be moderated, or offset, by lesser increases or declines in the level of one or more of the other indices. This affect is further amplified by the differing weights of the indices. More heavily weighted indices will have a larger impact than indices with lesser weightings.

♦
Lack of Liquidity - The securities will not be listed on any securities exchange or quotation system. We or one of our affiliates intends to offer to purchase the securities in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which we or one of our affiliates is willing to buy the securities.

♦
Uncertain Tax Treatment - There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid forward or other executory contracts with respect to the basket. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. See “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts” in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts. Certain of the entities included in the indices in the basket could be treated as a "real estate investment trust" ("REIT"), partnership, trust, or "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, in which case it is possible that the security will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities could be treated as ordinary income and subject to an interest charge. Because of the uncertainty regarding the tax treatment of the securities, we urge you to consult your tax advisor as to the tax consequences of your investment in a security. Recently, the Internal Revenue Service (“IRS”) and the Treasury Department issued Notice 2008-2 under which they requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which would include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities. For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under “Certain U.S. Federal Income Tax Considerations.”

♦
Owning the Securities is Not the Same as Owning the Stocks Underlying the Indices -The return on your securities may not reflect the return you would realize if you actually owned the stocks included in the indices. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the indices would have.

♦
Potential Conflict of Interest - HSBC and its affiliates may engage in business with the issuers of the stocks comprising the indices or any of the reference sponsors, which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, which may be the issuer or any of its affiliates, will determine the payment at maturity based on observed levels of each index in the market. The calculation agent can postpone the determination of any index ending level or the maturity date if a market disruption event occurs with respect to any index and is continuing on the final valuation date.

♦
Potentially Inconsistent Research, Opinions or Recommendations by HSBC - HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities. Any such research, opinions or recommendations could affect the value of any index or the stocks included in any index, and therefore, the market value of the securities.

♦
Potential HSBC impact on price - Trading or transactions by HSBC or its affiliates in the indices and/or over-the-counter options, futures, or other instruments with returns linked to the performance of the indices, may adversely affect the market price of the indices and, therefore, the market value of the securities.

♦
Price Prior to Maturity - The market price of the securities will be influenced by many unpredictable and interrelated factors, including the level of the indices; the volatility of the indices; the dividend rate paid on the stocks included in the indices; the time remaining to the maturity of the securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.

♦	Credit of Issuer - An investment in the securities is subject to the credit risk of HSBC, and the actual and perceived creditworthiness of HSBC may affect the market value of the securities.

♦
Additional Risks Associated With Foreign Securities Market - Because stocks or companies included in the SX5E, UKX, NKY, SMI, AS51, and MXEF are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

♦
Index Performance for the SX5E, UKX, NKY, SMI, and AS51 Will not be Adjusted for Changes in Exchange Rates - While the stocks included in the SX5E, UKX, NKY, SMI, and AS51 are denominated in currencies other than the U.S. dollar, the index performance for these indices will not be adjusted for changes in exchange rates. Therefore, if the currencies in which the stocks comprising the SX5E, UKX, NKY, SMI, and AS51 are denominated appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in payment at maturity.

♦
Currency Exchange Risk for the MSCI® Emerging Markets Index SM - The MXEF, but not the stocks underlying the MXEF, is denominated in U.S. dollars. Because the prices of the stocks underlying the MXEF will be converted by the applicable reference sponsor into U.S. dollars for the purposes of calculating the value of the MXEF, your investment in the securities will be exposed to currency exchange risk with respect to each of the emerging markets represented in the MXEF.

Market Disruption Event

If the final valuation date is not a scheduled trading day (as defined below) for an index, then the final valuation date for that index will be the next scheduled trading day. If a market disruption event (as defined below) exists for an index on the final valuation date, then such final valuation date for that index will be the next scheduled trading day for which there is no market disruption event with respect to that index. If a market disruption event exists for an index with respect to the final valuation date for that index on five consecutive scheduled trading days, then that fifth scheduled trading day will be the final valuation date for that index, and the index ending level of that index will be determined by means of the formula for and method of calculating that index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in that index (or a good faith estimate of the value of a stock in that index which is itself the subject of a market disruption event). For the avoidance of doubt, if no market disruption event exists with respect to an index on the final valuation date for that index, the determination of that index’s index ending level will be made on the originally scheduled final valuation date, irrespective of the existence of a market disruption event with respect to one or more of the other indices. If the final valuation date for any index is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date for that index.

“Market disruption event” for an index means any scheduled trading day on which any relevant exchange (as defined below) or related exchange (as defined below) fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which we determine is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any constituent included in any index or (B) in futures or options contracts relating to any index on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any constituent included in any index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to any index on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange relating to any constituent included in any index or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the  exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at  the close of trading on that day).

“Related exchange” for an index means each exchange or quotation system on which futures or options contracts relating to such index are traded, or any successor or temporary substitute for such exchange or quotation system (provided that we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to any index.

“Relevant exchange” for an index means any primary exchange or quotation system for any stocks then included in such index trade.

“Scheduled closing time” means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

“Scheduled trading day” for an index means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for their respective regular trading sessions.

Hypothetical Historical Basket Performance

The graph below illustrates the hypothetical historical performance of the basket from December 1, 2001 to September 25, 2008, as if the basket starting level was 100 on September 25, 2008. Hypothetical historical levels of the basket should not be taken as an indication of future performance.

BASKET INFORMATION

This pricing supplement is not an offer to sell and it is not an offer to buy stocks comprising the indices. All disclosures contained in this pricing supplement regarding the indices, including their make-up, performance, method of calculation, and changes in their components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the indices or stocks comprising the indices contained in this pricing supplement. You should make your own investigation into the indices as well as stocks included in the indices. Each reference sponsor has no obligation to continue to publish, and may discontinue publication of, the applicable index. Each reference sponsor may discontinue or suspend the publication of the applicable index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the reference sponsors is accurate or complete. For more information, We urge you to read the section “Sponsors or Issuers and Reference Asset” on page S-25 in the accompanying prospectus supplement.

Historical Performance of the Indices

The description below of each index includes a table that sets forth the quarterly high and low intraday levels, as well as end-of-quarter closing levels, of the respective index for each quarter in the period from January 1, 2005 through June 30, 2008, and for the period from July 1, 2008 through September 25, 2008. We obtained the data in these tables from Bloomberg Professional® service, without independent verification by us. Historical levels of each index should not be taken as an indication of future performance of such index.

The Dow Jones EURO STOXX 50® Index (“SX5E”)

The SX5E was created by STOXX Limited, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Group. Publication of the SX5E began on February 28, 1998, based on an initial SX5E value of 1,000 at December 31, 1991. The SX5E is reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol “SX5E” and on the STOXX Limited website: http://www.stoxx.com. Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

SX5E Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSM Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard. The composition of the SX5E is reviewed annually in September, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the Dow Jones EURO STOXXSM Index.

SX5E Calculation

The SX5E is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the SX5E value can be expressed as follows:

Each component’s weight is capped at 10% of the SX5E’s total free-float market capitalization. Weights are reviewed quarterly. Within each of the SX5E market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding SX5E market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current SX5E components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of the SX5E ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The divisor of the aforementioned formula is adjusted to maintain the continuity of the SX5E value across changes due to corporate actions such as the issuance of dividends, the occurrence of stock splits, stock repurchase by the issuer and other reasons.

License Agreement with STOXX Limited

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by STOXX Limited in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by STOXX Limited (including its affiliates) (collectively referred to as “STOXX Limited”). STOXX Limited has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. STOXX Limited makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the SX5E to track general stock market performance. STOXX Limited has no relationship to us other than the licensing of the SX5E and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by STOXX Limited without regard to us or the securities. STOXX Limited has no obligation to take our needs or the needs of the owners of the securities into consideration in determining, composing or calculating the SX5E. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. STOXX Limited has no liability in connection with the administration, marketing or trading of the securities.

STOXX LIMITED DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE SX5E OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE SX5E OR ANY DATA INCLUDED THEREIN. STOXX LIMITED MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE SX5E OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN HSBC AND STOXX LIMITED IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

STOXX Limited and Dow Jones have no relationship to HSBC, other than the licensing of the SX5E and the related trademarks for use in connection with the securities.

STOXX Limited and Dow Jones do not:

•	Sponsor, endorse, sell or promote the securities.
•	Recommend that any person invest in the securities or any other notes.
•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the securities.
•	Have any responsibility or liability for the administration, management or marketing of the securities.
•	Consider the needs of the securities or the owners of the securities in determining, composing or calculating the SX5E or have any obligation to do so.

STOXX Limited and Dow Jones will not have any liability in connection with the securities. Specifically,

•	STOXX Limited and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:
•	The results to be obtained by the securities, the owner of the securities or any other person in connection with the use of the SX5E and the data included in the SX5E;
•	The accuracy or completeness of the SX5E and its data;
•	The merchantability and the fitness for a particular purpose or use of the SX5E and its data;
•	STOXX Limited and Dow Jones will have no liability for any errors, omissions or interruptions in the SX5E and its data;
•
Under no circumstances will STOXX Limited or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX Limited or Dow Jones knows that they might occur.

The licensing agreement between STOXX Limited and us is solely for their benefit and not for the benefit of the owners of the securities or any other third parties.

THE SX5E IS PROPRIETARY AND COPYRIGHTED MATERIAL. THE SX5E AND THE RELATED TRADEMARKS HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY HSBC NEITHER STOXX LIMITED NOR DOW JONES & COMPANY, INC. SPONSORS, ENDORSES OR PROMOTES THE SECURITIES BASED ON THE SX5E.

Historical Performance of the SX5E

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of SX5E for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the SX5E on September 25, 2008 was 3,207.11. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of SX5E should not be taken as an indication of future performance, and no assurance can be given that the level of SX5E will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	3,117.77	2,914.00	3,055.73
June 30, 2005	3,198.89	2,911.48	3,181.54
September 30, 2005	3,438.76	3,079.89	3,428.51
December 30, 2005	3,621.89	3,212.07	3,578.93
March 31, 2006	3,881.69	3,515.07	3,853.74
June 30, 2006	3,897.40	3,379.66	3,648.92
September 30, 2006	3,921.15	3,462.77	3,899.41
December 29, 2006	4,147.38	3,858.87	4,119.94
March 30, 2007	4,278.22	3,906.15	4,181.03
June 29, 2007	4,572.82	4,163.77	4,489.77
September 28, 2007	4,564.03	4,028.72	4,381.71
December 31, 2007	4,502.80	4,176.30	4,399.72
March 31, 2008	4,411.59	3,417.25	3,628.06
June 30, 2008	3,900.30	3,298.05	3,352.81
July 1, 2008 through September 25, 2008	3,456.81	2,978.45	3,207.11

The Nikkei 225® Index (“NKY”)

The NKY is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. NKS first calculated and published the NKY in 1970. The NKY currently is based on 225 underlying stocks (the “Nikkei underlying stocks”) trading on the Tokyo Stock Exchange (the “TSE”) representing a broad cross-section of Japanese industries. All 225 Nikkei underlying stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the NKY) be included in the NKY.

The 225 companies included in the NKY are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology - Pharmaceuticals, Electric Machinery, Automobiles, Precision Machinery, Telecommunications;
•	Financials - Banks, Miscellaneous Finance, Securities, Insurance;
•	Consumer Goods - Marine Products, Food, Retail, Services;
•	Materials - Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;
•	Capital Goods/Others - Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and
•	Transportation and Utilities - Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

The NKY is a modified, price-weighted index (i.e., a Nikkei underlying stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) that is calculated by (i) multiplying the per-share price of each Nikkei underlying stock by the corresponding weighting factor for such Nikkei underlying stock (a “weight factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The divisor was [24.424] as of September 25, 2008 and is subject to periodic adjustments as set forth below. Each weight factor is computed by dividing ¥50 by the par value of the relevant Nikkei underlying stock, so that the share price of each Nikkei underlying stock, when multiplied by its weight factor, corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the NKY are those reported by a primary market for the Nikkei underlying stocks (currently the TSE). The level of the NKY is calculated once per minute during TSE trading hours.

In order to maintain continuity in the NKY in the event of certain changes due to non-market factors affecting the Nikkei underlying stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the divisor used in calculating the NKY is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the NKY. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei underlying stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable weight factor and divided by the new divisor (i.e., the level of the NKY immediately after such change) will equal the level of the NKY immediately prior to the change.

A Nikkei underlying stock may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri−Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri−Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei underlying stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Nikkei underlying stocks, NKS will select a replacement for such deleted Nikkei underlying stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the Nikkei underlying stocks. In such a case, an existing underlying stock with low trading volume and deemed not to be representative of a market will be deleted by NKS.

A list of the issuers of the Nikkei underlying stocks constituting the NKY is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NKS.

License Agreement with Nihon Keizai Shimbun, Inc.

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use certain indices owned and published by NKS in connection with some products, including the securities. The copyrights on “Nikkei 225” and the intellectual property rights and any other rights relating to labels such as “Nikkei” and “Nikkei 225” all belong to NKS. NKS may change the content of “Nikkei 225” and suspend publication thereof. The responsibility for executing the business matters pursuant to the licensing agreement shall rest solely with us and NKS shall not have any obligation or responsibility therefor.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the final level of the NKY on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for the stock. The TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the NKY may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the NKY, and these limitations, in turn, may adversely affect the value of the securities.

Historical Performance of the NKY

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of NKY for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the NKY on September 25, 2008 was 12,006.53. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of NKY should not be taken as an indication of future performance, and no assurance can be given that the level of NKY will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	11,975.46	11,212.63	11,668.95
June 30, 2005	11,911.90	10,770.58	11,584.01
September 30, 2005	13,678.44	11,540.93	13,574.30
December 30, 2005	16,445.56	12,996.29	16,111.43
March 31, 2006	17,125.64	15,059.52	17,059.66
June 30, 2006	17,563.37	14,045.53	15,505.18
September 30, 2006	16,414.94	14,437.24	16,127.58
December 29, 2006	17,301.69	15,615.56	17,225.83
March 30, 2007	18,300.39	16,532.91	17,287.65
June 29, 2007	18,297.00	16,999.05	18,138.36
September 28, 2007	18,295.27	15,262.10	16,785.69
December 31, 2007	17,488.97	14,669.85	15,307.78
March 31, 2008	15,156.66	11,691.00	12,525.54
June 30, 2008	14,601.27	12,521.84	13,481.38
July 1, 2008 through September 25, 2008	13,603.31	11,301.46	12,006.53

The FTSE™ 100 Index (“UKX”)

The UKX is an index calculated, published and disseminated by FTSE, a company owned equally by the London Stock Exchange (the “LSE”) and The Financial Times Limited (“FT”), in association with the Institute and the Faculty of Actuaries. The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. Publication of the UKX began in February 1984.

The UKX is calculated by (i) multiplying the per share price of each stock included in the UKX by the number of outstanding shares, (ii) calculating the sum of all these products (such sum referred to hereinafter as the “FTSE Aggregate Market Value”) as of the starting date of the UKX, (iii) dividing the FTSE Aggregate Market Value by a divisor which represents the FTSE Aggregate Market Value on the base date of the UKX and which can be adjusted to allow changes in the issued share capital of individual underlying stocks including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits to be made without distorting the UKX and (iv) multiplying the result by 1,000. Because of such capitalization weighting, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire UKX than will movements in share prices of companies with relatively smaller market capitalization.

The 100 stocks included in the UKX (the “UKX Underlying Stocks”) were selected from a reference group of stocks trading on the LSE which were selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The UKX Underlying Stocks were selected from this reference group by selecting 100 stocks with the largest market value. A list of the issuers of the UKX Underlying Stocks is available from FTSE. The UKX is reviewed quarterly by an Index Steering Committee of the LSE in order to maintain continuity in the level. The UKX Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the UKX if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the Index Steering Committee, to be a viable component of the UKX. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization.

License Agreement with UKX

We have entered into a non-exclusive license agreement with FTSE, whereby we and our affiliates and subsidiary companies and certain of our affiliates, in exchange for a fee, will be permitted to use the UKX, which is owned and published by FTSE, in connection with certain products, including the securities.

Neither FTSE, the LSE nor FT makes any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in structured products generally or in the securities particularly, or the ability of the UKX to track general stock market performance. FTSE, the LSE, and FT’s only relationship with us is the licensing of certain trademarks and trade names of FTSE, respectively, without regard to us or the securities. FTSE, the LSE and FT have no obligation to take the needs of us or the holders of the securities into consideration in determining, composing or calculating the UKX Neither FTSE nor the LSE nor FT is responsible for and has not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. Neither FTSE nor the LSE nor FT has any obligation or liability in connection with the administration, marketing or trading of the securities.

The securities are not in any way sponsored, endorsed, sold or promoted by FTSE, the LSE or FT, and neither FTSE, the LSE nor FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the UKX and/or the figure at which the said Component stands at any particular time on any particular day or otherwise. The UKX is compiled and calculated by FTSE. However, neither FTSE, the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the UKX and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

“FTSE®”, “FT-SE®” and “Footsie®” are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. “All-World”, “All-Share” and “All-Small” are trade marks of FTSE International Limited.

Historical Performance of the UKX

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of UKX for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the UKX on September 25, 2008 was 5,197.02. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of UKX should not be taken as an indication of future performance, and no assurance can be given that the level of UKX will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	5,077.80	4,765.40	4,894.40
June 30, 2005	5,138.20	4,773.70	5,113.20
September 30, 2005	5,508.40	5,022.10	5,477.70
December 30, 2005	5,647.20	5,130.90	5,618.80
March 31, 2006	6,047.00	5,618.80	5,964.60
June 30, 2006	6,137.10	5,467.40	5,833.40
September 30, 2006	6,002.90	5,654.60	5,960.80
December 29, 2006	6,271.40	5,897.30	6,220.80
March 30, 2007	6,451.40	5,989.60	6,308.00
June 29, 2007	6,751.30	6,293.90	6,607.90
September 28, 2007	6,754.10	5,821.70	6,466.80
December 31, 2007	6,751.70	6,026.90	6,456.90
March 31, 2008	6,534.70	5,338.70	5,702.10
June 30, 2008	6,377.00	5,470.90	5,625.90
July 1, 2008 through September 25, 2008	5,649.10	4,857.10	5,197.02

The Swiss Market Index® (“SMI”)

The SMI contains approximately 90% of the entire free float market capitalization of the Swiss equity market and is made up of a maximum of 30 of the largest and most liquid stocks from the SPI Large- and Mid-Cap segment (as described below). The SMI is primarily available as a non-dividend-corrected index (price index), but is also published under the designation SMIC® (SMI cum dividend) as a performance index. Your securities will be linked to the SMI, not the SMIC® index.

The basic universe for admission to the SMI is the Swiss Performance Index (“SPI”). In order to be admitted and remain in the SPI universe a given security must meet a minimum free float rate of 20%. If a stock falls below this limit and does not reach or exceed it again within three months, it is excluded. Stocks, which are not admitted to the SPI universe on free float grounds, are admitted if the minimum free float rate of 20% has been met continuously over a period of three months.

To be admitted to the SMI, the market value of the security must amount to a minimum of 0.45% of the overall SPI capitalization as of June 30 of a given year. The determination of the rankings of a maximum of 30 securities from the stock universe is calculated through a combination of market capitalization and the percentage sales at the market value of each individual security. For a security to be admitted to the SMI it must have occupied rank 30 or above over four quarters and must occupy rank 25 or above as of June 30.

The SMI was introduced on June 30, 1988 at a baseline value of 1500 points. Its composition is examined once a year. Calculation takes place in real-time: as soon as a new transaction occurs in a security contained in the SMI, an updated index level is calculated and displayed.

The SMI Return will be calculated based on the closing levels of the SMI, as reported by Bloomberg L.P. under ticker symbol “SMI.”

SWX Swiss Exchange

The SWX Swiss Exchange is a central link in the value chain of the Swiss financial marketplace. It organizes, operates and regulates key aspects of Switzerland’s capital market. The SWX Swiss Stock Exchange is subject to Swiss law (the Federal Act on Stock Exchanges and Securities Trading, “SESTA”), which stipulates the concept of self-regulation and compliance with international standards. The SWX Swiss Exchange is supervised by the Swiss Federal Banking Commission (“SFBC”).

The SWX Swiss Exchange trading subdivisions encompass: Shares, domestic bonds, international bonds (formerly referred to as Eurobonds), derivatives (warrants, structured financial products), exchange-traded funds and Investment funds.

The SWX Swiss Exchange is denominated in Swiss francs. The shares traded on SWX are mainly held in the Swiss-based accounts of domestic and international investors.

In the event of extraordinary situations, such as the large price fluctuations, decisions or information which are to be published shortly and which could have a significant influence on the market price (price-sensitive information), or other situations likely to hamper fair and orderly trading, the SWX Swiss Exchange may take all the measures which it deems necessary to maintain fair and orderly trading as far as possible. In addition, the SWX Swiss Exchange may engage in trading interventions which it considers.

License Agreement

We have entered into a non-exclusive license agreement with the Sponsor, which allows us and our affiliates, in exchange for a fee, to use the SMI in connection with the issuance of certain products, including the securities. We are not affiliated with the Sponsor; the only relationship between the Sponsor and us is the licensing of the use of the SMI and trademarks relating to the SMI.

Sponsor is under no obligation to continue the calculation and dissemination of the SMI. The securities are not sponsored, endorsed, sold or promoted by the SMI. No inference should be drawn from the information contained in this pricing supplement that the Sponsor makes any representation or warranty, implied or express, to us, any holder of the securities or any member of the public regarding the advisability of investing in structured products generally, or in the securities in particular, or the ability of the SMI to track general stock market performance.

Historical Performance of the SMI

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of SMI for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the SMI on September 25, 2008 was 6,945.49. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of SMI should not be taken as an indication of future performance, and no assurance can be given that the level of SMI will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	6,022.88	5,655.10	5,929.70
June 30, 2005	6,307.71	5,820.02	6,253.08
September 30, 2005	6,912.25	6,113.14	6,898.88
December 30, 2005	7,648.40	6,806.47	7,583.93
March 31, 2006	8,108.33	7,583.94	8,023.30
June 30, 2006	8,158.89	7,123.18	7,652.10
September 30, 2006	8,463.80	7,428.08	8,425.91
December 29, 2006	8,849.07	8,346.21	8,785.74
March 30, 2007	9,376.65	8,573.54	8,976.99
June 29, 2007	9,548.09	8,887.30	9,209.36
September 28, 2007	9,354.70	8,329.63	8,933.48
December 31, 2007	9,243.79	8,080.91	8,484.46
March 31, 2008	8,421.00	6,769.80	7,224.31
June 30, 2008	7,785.17	6,799.03	6,958.51
July 1, 2008 through September 25, 2008	7,358.54	6,422.85	6,945.49

The S&P® ASX 200 Index (“AS51”)

The AS51 is intended to provide an investable benchmark for the Australian equity market and represents approximately 78% of Australian market capitalization. The AS51 is a float-adjusted capitalization-weighted index, meaning that each underlying stock's weight in the index is based on its free float-adjusted market capitalization. The AS51 is comprised of the 100 largest stocks listed on the Australian Stock Exchange (the “ASX”), plus an additional 100 stocks, all of which must meet certain liquidity requirements. S&P/ASX chooses companies for inclusion in the AS51 with an aim of providing a broad market representation, while maintaining underlying investability and liquidity. S&P/ASX may from time to time, in its sole discretion, add companies to, or delete companies from, the AS51 to achieve the objectives stated above. Relevant criteria employed by S&P/ASX (discussed in more detail below) include a stock's liquidity, free float and market capitalization.

Calculation of the AS51

The calculation of the value of the AS51 is based on the relative float-adjusted aggregate market capitalization of the stocks of 200 companies in the Australian market (the “Component Stocks”) as of a particular time as compared to the base value of the AS51. The index market capitalization for each Component Stock is calculated by multiplying the company's stock price times the number of ordinary shares times the investable weight factor (as discussed below). Calculations for the AS51 are based on stock prices taken from the ASX. The official daily AS51 closing values are calculated after the market closes and are based on the last traded price for each Component Stock.

Component Stocks of the AS51 are determined after an analysis of the stocks' liquidity, free float and market capitalization. A constituent of the AS51 must be sufficiently liquid to enable institutional investors to buy in and sell out of the company without severely distorting the share price of that stock. The S&P Australian Index Committee (the “Committee”) assesses whether a company has sufficient liquidity to be eligible for the AS51 by analyzing each company's free float and daily share turnover. Free float is defined as the portion of shares not being held by the following: (i) government and government agencies, (ii) controlling and strategic shareholders/partners, (iii) any other entities or individuals which hold more than 5%, excluding some financial institutions and funds and (iv) other restricted portions such as treasury stocks. Stocks are deemed ineligible for inclusion in the AS51 if their free float is less than 30%. In addition, the Committee considers market capitalization, adjusting each company's market capitalization for free float. An investable weight factor is used in the adjustment process. In most cases, a stock's factor will be a direct reflection of its level of free float; however, some stocks are allocated a factor at half of its free float level as a result of low liquidity. The Committee considers average float-adjusted market capitalization over a six-month period when assessing whether a company's market capitalization is sufficient for the company to be represented in the AS51.

The Committee is responsible for setting policy, determining index composition and administering the AS51 in accordance with the S&P/ASX methodology. The Committee is comprised of five members representing S&P and ASX. The Committee may add, remove or bypass any company or security during the selection process. In maintaining the AS51, the Committee considers the guiding principle of minimizing changes to the index portfolio. The Committee deletes Component Stocks from the AS51 for reasons including acquisition, insufficient market capitalization, insufficient liquidity, liquidation or insolvency and company restructurings. Additions to the AS51 are triggered only by deletions, and are evaluated using the criteria described above for selection of Component Stocks. Initial public offerings may be eligible for inclusion prior to six months of data being available, but only if a deletion occurs and the Committee decides that the inclusion is justified.

The Committee rebalances the AS51 quarterly at the end of February, May, August, and November; the free float and investable weight factors of Component Stocks are reviewed as part of the February rebalance. Quarterly rebalances analyze market capitalization and liquidity over the previous six months. The Committee announces index deletions and replacements to the AS51 to the market on the first Friday of March, June, September and December. Quarterly changes become effective at the close of trade on the third Friday of March, June, September and December. The AS51 is also rebalanced, and investable weight factors are adjusted, on an as needed basis when significant corporate events occur.

S&P makes changes to the AS51 shares on issue under the following circumstances: (i) market-wide placements and buybacks that are 5% of the index issued capital and greater than 5 million Australian dollars (“A$”), (ii) shares issued as a result of dividend reinvestment plans and (iii) rights issues, bonus issues and other major corporate actions. The ASX may quote a different number of shares than the AS51; however, if the aggregated difference between the ASX quoted shares and the S&P/ASX index quoted shares at quarter-end is greater than A$100 million or 5% of the index issued capital, shares will be adjusted to reflect those quoted by the ASX.

While S&P currently employs the above methodology to calculate the AS51, we cannot assure you that S&P will not modify or change this methodology in a manner that may affect the redemption amount at maturity to beneficial owners of the securities. Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the AS51 or any successor index. S&P does not guarantee the accuracy or completeness of the AS51 or any data included in the AS51. S&P assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the AS51. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the AS51 or the manner in which the AS51 is applied in determining the amount payable on the securities.

License Agreement with Standard and Poor’s and the Australian Stock Exchange

We have entered into a non-exclusive license agreement with S&P/ASX, whereby we and our affiliates and subsidiary companies, in exchange for a fee, will be permitted to use the AS51, which is owned and published by S&P/ASX, in connection with certain products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by the S&P/ASX (including its affiliates). S&P/ASX has not passed on the legality or appropriateness of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. S&P/ASX makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly, or the ability of the AS51 to track general stock market performance. S&P/ASX has no relationship with us other than the licensing of the AS51 and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by S&P/ASX without regard to us or the securities. S&P/ASX has no obligation to take the needs of us or the holders of the securities into consideration in determining, composing or calculating the AS51. S&P/ASX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P/ASX has no liability in connection with the administration, marketing or trading of the securities.

S&P/ASX is under no obligation to continue the calculation and dissemination of the AS51 and the method by which the AS51 is calculated and the name “S&P/ASX 200 Index” or “AS51” may be changed at the discretion of S&P/ASX. No inference should be drawn from the information contained in this pricing supplement that S&P/ASX makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in financial products generally or in the securities in particular or the ability of the AS51 to track general stock market performance. S&P/ASX has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating the AS51. S&P/ASX is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the securities or in the determination or calculation of the equation by which the securities are to be settled in cash. S&P/ASX has no obligation or liability in connection with the administration, marketing or trading of the securities. The use of and reference to the AS51 in connection with the securities have been consented to by S&P/ASX.

S&P/ASX disclaims all responsibility for any inaccuracies in the data on which the AS51 is based, or any mistakes or errors or omissions in the calculation or dissemination of the AS51.

Historical Performance of the AS51

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of AS51 for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the AS51 on September 25, 2008 was 4,927.40. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of AS51 should not be taken as an indication of future performance, and no assurance can be given that the level of AS51 will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	4,266.90	4,026.10	4,109.90
June 30, 2005	4,321.70	3,926.60	4,277.50
September 30, 2005	4,679.10	4,213.60	4,641.20
December 30, 2005	4,775.80	4,311.10	4,763.40
March 31, 2006	5,139.50	4,751.10	5,129.70
June 30, 2006	5,406.70	4,758.30	5,073.90
September 30, 2006	5,164.20	4,899.90	5,154.10
December 29, 2006	5,684.40	5,142.70	5,669.90
March 30, 2007	6,052.10	5,499.00	5,995.00
June 29, 2007	6,409.20	5,915.80	6,274.90
September 28, 2007	6,594.40	5,483.30	6,567.80
December 31, 2007	6,851.50	6,105.10	6,339.80
March 31, 2008	6,385.70	5,039.60	5,355.70
June 30, 2008	5,980.80	5,144.70	5,215.30
July 1, 2008 through September 25, 2008	5,231.90	4,527.40	4,927.40

The MSCI® Emerging Markets IndexSM (“MXEF”)

The MXEF Index is a free float-adjusted market capitalization index designed to measure equity market performance in the global emerging markets. As of July 28, 2008, the MSCI EM Index consisted of the following 25 emerging markets component country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Korea, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand and Turkey.

The MXEF is part of a series of indices sponsored by MSCI called the “MSCI Standard Index series.”

Constructing the MSCI Standard Index Series

MSCI undertakes an index construction process which involves:

•	Defining the equity universe.
•	Adjusting the total market capitalization of all securities in the universe for free floating available to foreign investors.
•	Classifying the universe of securities under the Global Industry Classification Standard (“GICS”).
•	Selecting securities for inclusion according to MSCI’s index construction rules and guidelines.

Defining the Equity Universe

The index construction process starts at the country level, with the identification of the universe of investment opportunities.

MSCI classifies each company and its securities in one and only one country. This allows securities to be sorted distinctly by their respective countries. In general, companies and their respective securities are classified as belonging to the country in which they are incorporated. All listed equity securities, or listed securities that exhibit characteristics of equity securities, except investment trusts, mutual funds and equity derivatives, are eligible for inclusion in the universe. Generally, only equity or equity-like securities that are listed in the country of classification are included in the universe.

Adjusting the Total Market Capitalization of Securities for Free Float

After identifying the universe of securities, MSCI calculates the free float-adjusted market capitalization of each security in that universe. The process of free floating-adjusting market capitalization involves:

•	Defining and estimating the free float available to foreign investors for each security, using MSCI’s definition of free float.
•	Assigning a free float-adjustment factor to each security.
•	Calculating the free float-adjustment market capitalization of each security.

MSCI defines the free float of a security as the proportion of shares outstanding that are deemed to be available for purchase in the public equity markets by international investors. In practice, limitations on free float available to international investors include:

•	Strategic and other shareholdings not considered part of available free float.
•	Limits on share ownership for foreign investors.
•	Other foreign investment restrictions.

MSCI’s estimation of free float is based solely on publicly available shareholder information obtained from multiple information sources. For each security, all available shareholdings are considered where public data is available, regardless of the size of the shareholding. Construction may be conducted with analysts, other industry experts and official company contracts, particularly where disclosure standards or data quality make the estimation of free float difficult.

Classifying the Universe of Securities under the Global Industry Classification Standard

In addition to the free floating-adjustment of market capitalization, all securities in the universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with S&P, the Global Industry Classification Standard (“GICS”). The comprehensive classification scheme provides a universal approach to industries worldwide and forms the basis for achieving MSCI’s objective of reflecting broad and fair representation in its indexes.

GICS consists of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries. Each company is assigned to one sub-industry. The GICS guidelines used to determine the appropriate industry classification are:

•	A security is classified in a sub-industry according to the business activities that generate approximately 60% or more of the company’s revenues.
•
A company engaged in two or more substantially different business activities, none of which contributes 60% or more of revenues, is classified in the sub-industry that provides the majority of both the company’s revenues and earnings.

•	Where the above guidelines cannot be applied, or are considered inappropriate, further analysis is conducted, and other factors are analyzed to determine an appropriate classification.

Selecting Securities for Index Inclusion

In order to ensure a broad and fair representation in the indexes of the diversity of business activities in the universe, MSCI follows a “bottom-up” approach to index construction, building indexes from the industry group level up. The bottom-up approach to index construction requires a thorough analysis and understanding of the characteristics of the universe. This analysis drives the individual security selection decisions, which aim to reflect the overall features of the universe in the country index.

MSCI targets an 85% free float-adjusted market representation level within each industry group, within each country. The security selection process within each industry group is based on the careful analysis of:

•	Each company’s business activities and the diversification that its securities would bring to the index.
•
The size (based on free float-adjusted market capitalization) and liquidity of securities. All other things being equal, MSCI targets for inclusion the most sizable and liquid securities in an industry group. In addition, securities that do not meet the minimum size guidelines discussed below and/or securities with inadequate liquidity are not considered for inclusion.

•
The estimated free float for the company and its individual share classes. Only securities of companies with an estimated overall and/or security free float greater than 15% are, in general, considered for inclusion.

Maintaining the MSCI Standard Index Series

Overall, index maintenance can be described by three broad categories of implementation of changes.

•	Annual full country index reviews that systematically re-assess the various dimensions of the equity universe for all countries and are conducted on a fixed annual timetable.
•	Quarterly index reviews, aimed at promptly reflecting other significant market events.
•	Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the indexes rapidly as they occur.

Potential changes in the status of countries (standalone, emerging, developed) follow their own separate timetables. These changes are normally implemented in one or more phases at the regular annual full country index review and quarterly index review dates.

Annual Full Country Index Review

The objective of the annual full country review, which is carried out every May, is to systematically re-assess the various dimensions of the equity universe for all countries on a fixed annual timetable. This includes a re-appraisal of the free float-adjusted industry group representation within a country, a detailed review of the shareholder information used to estimate free float for constituent and non-constituent securities, updating of minimum size guidelines for new and existing constituents, as well as changes typically considered for a quarterly index review as discussed below.

Quarterly Index Review

The quarterly index review process is designed to ensure that the indexes continue to be an accurate reflection of the evolving equity marketplace. This is achieved by rapidly reflecting significant market driven changes that were not captured in the index at the time of their actual occurrence and that should not wait until the annual full country index review due to their importance.

During a quarterly index review, securities may be added to or deleted from a country index for a variety of reasons including the following:

•
Additions or deletions of securities, due to one or more industry groups having become significant over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

•
Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float, and relaxation/removal or decreases of foreign ownership limitations not implemented immediately.

•	Replacement of companies, which are no longer suitable industry representatives.
•	Deletion of securities whose company and/or security free float has fallen to less than 15%.
•	Deletion of securities that have become very small or illiquid.
•	Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.
•	Additions or deletions of securities as a result of other market events.

Ongoing Event-Related Changes

Ongoing event-related changes to the indexes are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. Ongoing event-related charges can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes are reflected in the indexes at the time of the event.

Announcement Policy

The results of the annual full country index review are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May.

The results of the quarterly index reviews are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February, August and November.

All changes resulting from the corporate events are announced prior to their implementations.

The changes are typically announced at least ten business days prior to these changes becoming effective in the indexes as an “expected” announcement, or as an “undetermined” announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends “confirmed” announcements at least two business days prior to events becoming effective in the indexes, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 PM U.S. Eastern Standard Time (EST).

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of large secondary offerings for existing constituents, where possible, these changes will be announced prior to the end of a relevant subscription period and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both equity offerings and secondary offerings for U.S. securities will be confirmed through an announcement during market hours for same or next day implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable.

License Agreement

MSCI and HSBC have agreed to enter into a non-exclusive license agreement providing for the license to HSBC, and certain of its affiliates, in exchange for a fee, of the right to use the MSCI Emerging Markets Index in connection with certain products, including the securities. The MSCI Emerging Markets Index is owned and published by MSCI.

The securities are not sponsored, endorsed, sold or promoted by MSCI or any affiliate of MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities or the ability of the MSCI Indices to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of the MSCI Emerging Markets Index, which is determined, composed and calculated by MSCI without regard to the securities or HSBC MSCI has no obligation to take the needs of HSBC or the owners of this security into consideration in determining, composing or calculating the MSCI Emerging Markets Index. MSCI is not responsible for and has not participated in the determination of the timing of, pricing at or quantities of this security or in the determination or calculation of the equation by which this security is redeemable for cash. Neither MSCI nor any other party has any obligation or liability to owners of the securities in connection with the administration, marketing or trading of the securities.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE’S CUSTOMERS OR COUNTERPARTIES, OWNERS OF THE PRODUCTS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. FURTHER, NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES AND ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH THE MSCI INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to MSCI’s trade name, trade mark or service mark rights to the designations Morgan Stanley Capital International®, MSCI®, Morgan Stanley Capital International Perspective®, to sponsor, endorse, market or promote the securities without first contacting MSCI to determined whether MSCI’s permission is required. Under no circumstances may any person or entity claim affiliation with MSCI without the prior written permission of MSCI.

Historical Performance of the MXEF

The following table sets forth the quarterly high and low intra-day levels, as well as end-of-quarter closing levels, of MXEF for each quarter in the period from January 1, 2005 through June 30, 2008 and for the period from July 1, 2008 through September 25, 2008. The closing level of the MXEF on September 25, 2008 was 838.29. We obtained the data in the following table from Bloomberg Professional® service, without independent verification by us. Historical levels of MXEF should not be taken as an indication of future performance, and no assurance can be given that the level of MXEF will increase relative to its index starting level during the term of the securities.

Quarter Ending	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2005	590.28	517.39	548.69
June 30, 2005	573.07	524.91	565.17
September 30, 2005	661.32	560.80	661.32
December 30, 2005	709.57	601.27	706.48
March 31, 2006	793.45	704.40	787.80
June 30, 2006	883.53	663.54	747.54
September 30, 2006	791.49	707.56	778.17
December 29, 2006	913.94	767.08	912.65
March 30, 2007	945.04	841.96	929.03
June 29, 2007	1,070.03	926.59	1,059.69
September 28, 2007	1,210.24	934.57	1,204.90
December 31, 2007	1,345.18	1,175.41	1,245.59
March 31, 2008	1,246.36	1,011.42	1,104.58
June 30, 2008	1,252.59	1,080.29	1,087.12
July 1, 2008 through September 25, 2008	1,086.77	745.71	838.29

Certain ERISA Considerations

We urge you to read and consult “Certain ERISA Considerations” section in the prospectus supplement.

Discontinuance or Modification of the Index

If a reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the applicable index on any day on which that index is scheduled to be published and that reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the “successor index”), then that successor index will be deemed to be the index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If an index is discontinued or if a reference sponsor fails to publish the applicable index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable basket closing level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating an index or a successor index, or the level thereof, is changed in a material respect, or if an index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of such index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating an index or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a level of such index or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the securities.

“Reference sponsor” means:

•	with respect to the SX5E, STOXX Limited;
•	With respect to the UKX, FTSE International Limited;
•	with respect to the NKY, Nihon Keizai Shimbun, Inc.;
•	with respect to the SMI, SWX Group;
•	With respect to the AS51, Standard & Poor’s and the Australian Stock Exchange; and
•	with respect to the MXEF, Morgan Stanley Capital International Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in “Final Terms” in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated return of the index. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see “Description of Debt Securities — Events of Default” and “— Events of Default; Defaults” in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.